Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Revel Energy, Inc.
2323 Main St.
Irvine, CA 92614
https://revel-energy.com/

Up to $4,999,996.92 in Series B Non-Voting Common at $4.04
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Revel Energy, Inc.
Address: 2323 Main St., Irvine, CA 92614
State of Incorporation: DE
Date Incorporated: October 09, 2017

Terms:

Equity

Offering Minimum: $9,999.00 | 2,475 shares of Series B Non-Voting Common
Offering Maximum: $4,999,996.92 | 1,237,623 shares of Series B Non-Voting Common
Type of Security Offered: Series B Non-Voting Common
Purchase Price of Security Offered: $4.04
Minimum Investment Amount (per investor): $496.92

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus:

For any previous backers or investors in Revel Energy, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 14 days and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based:

$5,000+

Invest $5,000+ and receive 5% bonus shares.

$15,000+

Invest $15,000+ and receive 10% bonus shares.

$25,000+

Invest $50,000+ and receive 15% bonus shares.

The 10% StartEngine Owners' Bonus

Revel Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2.25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Revel Energy, Inc. ("Revel" or the "Company") is a corporation organized under the laws of the state of Delaware that develops, designs, and builds renewable energy projects in the agricultural, commercial and industrial sectors in California.

Our sales process begins with educating facility owners that there is an alternative to buying energy directly from the utility companies, and cost-saving potential can be achieved with onsite energy generation. Revel provides the facility owners with cost-benefit analysis and often assists with arranging third-party financing for capital investment. The company has demonstrated rapid growth, in a growing industry with a team of experienced industry leaders.

Revel Energy, LLC was initially formed as a Delaware limited liability company on October 9, 2017, in Delaware and converted to Revel Energy, Inc., a Delaware C-Corp on May 6, 2022.

Competitors and Industry

Industry:

Our direct target industry is a subset of the total solar industry. We focus mainly on Commercial, Industrial, and Agricultural solar. These are very high electricity users with system sizes in the 100kW-3,000kW+.

California's current C&I and Agricultural solar installation is at 3.2 Gigawatts.

The total solar industry is currently estimated at 28 Gigawatts (or $56B worth of solar currently installed, calculated at $2/Watt). By 2030 solar is forecasted to grow to 92 Gigawatts, in 2021 (or $184B in total solar installed). This means there is an expected $128 Billion in new solar installed between 2022 and 2030.

- https://www.seia.org/solar-industry-research-data#:~:text=Corporate%20solar%20adoption%20has%20expanded,2017%20for%20annual%20commercial%20deploymen

- https://www.solarmeansbusiness.com/

Competition:

The Company has several major competitors in the Commercial, Industrial and Agricultural markets. Some of the top competitors in our industry include Sungreen Systems, Calcom Energy, and Baker Electric. Sungreen is the Company's primary competition in the C&I industry. Calcom also owns a significant market share in the agricultural space. Baker Electric is direct competitor of similar size and development. Despite the present competitive landscape, the Company stands out in the C&I and Agricultural industry because we focus primarily on the Owner/Operator niche target audience. This sub-market has a less than 20% adoption rate in California alone.

- https://www.solarmeansbusiness.com/

Current Stage and Roadmap

Current Stage:

Proven Track Record

Revel Energy already has a successful history of developing and delivering turnkey renewable energy systems in Southern and Central California. We have built over 50 systems in the past 4 years and captured significant market shares in our geographical region. Our systems are typically composed of solar arrays of various kinds such as roof-top, carports, and ground-mount tracking applications, energy storage systems, and LED retrofit.

Future Roadmap:

Expend Our Offerings & Markets

Revel Energy plans to expand both vertically and geographically. We plan to add additional technologies such as Energy Management Systems, and Microgrid into the offered solutions and provide a more holistic approach to achieve the best possible return on investment for our clients.

We also plan on expanding geographically, as retail electricity rates rise in different markets, our solution is becoming more attractive to potential customers. We will conduct market studies and due diligence and choose the next expansion area. This expansion can be supported by our existing back-office and the effort can be duplicated into multiple markets.

We also plan on cherry-picking and investing in projects that we are currently developing and offering the energy generated to the host clients via power purchase agreements and creating recurrent revenue for Revel Energy.

The Team

Officers and Directors

Name: Alan H. Lee

Alan H. Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: General operations, leadership, and management for the company. Alan currently receives salary compensation of $130K per year and is the majority shareholder.

- **Position:** Chairman of the Board
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Chairing the board of directors

Name: Mehmet Cercioglu

Mehmet Cercioglu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP. Business Development
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Develop company-level sales plan, and execute sales plan. In addition, Project Development and Management, Business Development, Team Management, and Team Support.

Other business experience in the past three years:

- **Employer:** 7 Hills Productions
  Title: Partner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Silent partner, supporting his wife with her entrepreneurial endeavor.

Name: Martin Brix

Martin Brix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP. Solutions
  Dates of Service: January 01, 2018 - Present
  Responsibilities: The primary responsibility is to spearhead the research and development of the

technologies Revel energy integrates into our projects. At the same time, this role also leads the preliminary design and cost estimating of our projects. Martin currently receives salary compensation of $120K per year.

Name: Paul Bakhoum

Paul Bakhoum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP. Operations; Principal Accounting Officer
  Dates of Service: January 01, 2018 - Present
  Responsibilities: VP. Operations is responsible for managing the daily administrative operations. The role provides input in business and strategic planning, set goals for departments, collaborates with colleagues to implement policies and develop improvements, oversees resource allocation and budgeting as well as coordinates inter- and interdepartmental operations. Paul currently receives salary compensation of $120K per year.

Name: Brian West

Brian West's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Project Management
  Dates of Service: May 01, 2021 - Present
  Responsibilities: The Director of Project Management is responsible for projects to be constructed on schedule and within budget. The role is tasked to develop and uphold department-level budgets, schedules, and forecastings. Develop and train subordinate project managers, and develops project processes, standards as well as resource planning and allocation.

Other business experience in the past three years:

- **Employer:** Revel Energy
  Title: Project Manager
  Dates of Service: December 01, 2020 - May 01, 2021
  Responsibilities: The primary responsibility of the Project Manager is end-to-end responsibility to build the project on time and within budget.

Name: Kristina Shellito

Kristina Shellito's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Project Development
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Leads Greater Los Angeles Metropolitan territory and develops team-level sales plan, and executes sales plan. In addition, Project Development and Management, Business Development, Team Management, and Team Support.

Other business experience in the past three years:

- **Employer:** Revel Energy
  Title: Project Developer
  Dates of Service: February 25, 2019 - January 01, 2021
  Responsibilities: Project Development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy, or construction industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to USD $5,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to

cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our solutions will be able to gain traction in the marketplace at a faster rate than our current solutions have. It is possible that our new solutions will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Revel Energy, Inc. was formed on Oct 7, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Revel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that renewable energy generation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, engineering, shipping, accounting, legal work, public relations, construction, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Revel Energy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Revel Energy could harm our reputation and materially negatively impact our financial condition and business.

Limited Operating History
Although we were formed in October 2017, we did not begin selling solar systems until 2018. Management believes that our success depends in large part on our ability to continue to successfully sell solar and renewable energy systems in California and other states against determined competition. We cannot assure that we will operate profitably or that we will have adequate working capital.

Operating Loss
We incurred annual operating losses from our inception. We anticipate becoming profitable as we increase our revenues. However, there can be no assurances that these actions will result in sustained profitability. We are subject to all the risks incidental to the sales, development, and costs of construction of new solar and renewable energy revenues, and w may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business.

COVID-19 Pandemic
Our results of operations have been and will continue to e adversely impacted by the COVID-19 Pandemic, and the duration and extent to which it will impact our results of operations remain uncertain.

Utility Price
A material reduction in the retail price of traditional utility-generated electricity or electricity from other sources could harm our business, financial condition, results of operations, and prospects.

Electric Utility Regulations
Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory, and economic barriers to the purchase and use of solar and renewable energy systems that may significantly reduce demand for our business.

Limited Operating History
Revel Energy began selling renewable energy systems in January 2019. Management believes that our success depends in large part on our ability to continue to successfully sell renewable energy systems in California and other states against determined competition, and to consummate synergistic acquisitions. We cannot assure that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due.

Retail Pricing of Utility Generated Electricity
We believe that a significant number of our customers decide to buy renewable energy because they want to pay less for electricity than what is offered by the traditional utilities. The customer's decision to choose solar energy may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from traditional utilities could decrease as a result of: ● construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies; ● relief of transmission constraints that enable local centers to generate energy less expensively; ● reductions in the price of natural gas; ● utility rate adjustment and customer class cost reallocation; ● energy conservation technologies and public initiatives to reduce electricity consumption; ● development of new or lower-cost energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; or ● development of new energy generation technologies that provide less expensive energy. A reduction in utility electricity prices would make the purchase or the lease of our solar energy systems less economically attractive. If the retail price of energy available from traditional utilities were to decrease due to any of these reasons, or other reasons, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

Changes to Regulations
Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for our solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase our customers' cost to use our systems and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity

generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities' peak hour pricing policies or rate design, such as to a flat rate, would require us to lower the price of our solar energy systems to compete with the price of electricity from the electric grid. In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy systems or imposing a new charge that would disproportionately impact solar energy system customers who utilize net energy metering, either of which would increase the cost of energy to those customers and could reduce demand for our solar energy systems. It is possible charges could be imposed on not just future customers but our existing customers, causing a potentially significant consumer relations problem and harming our reputation and business. Due to the concentration of our business in California, any such changes in these markets would be particularly harmful to our business, results of operations, and future growth.

Government Incentives
U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These governmental rebates, tax credits and other financial incentives enhance the return on investment for our customers and incent them to purchase solar systems. These incentives enable us to lower the price we charge customers for energy and for our solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning. Reductions in, or eliminations or expirations of, governmental incentives could adversely impact our results of operations and our ability to compete in our industry, causing us to increase the prices of our solar energy systems, and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and to form new financing funds and our ability to offer attractive financing to prospective customers.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alan H. Lee	7,643,000	Series A Voting Common	81.32%

The Company's Securities

The Company has authorized Series A Voting Common, Series B Non-Voting Common, and Series A Preferred. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,237,623 of Series B Non-Voting Common.

Series A Voting Common

The amount of security authorized is 10,000,000 with a total of 7,643,000 outstanding.

Voting Rights

Series A Common Stock (voting). Ten million (10,000,000) shares of the authorized Common Stock shall be designated as the "Series A Common Stock." Each holder of Series A Common Stock shall be entitled to the right to one vote per share of Series A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Series A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The total number of shares outstanding on a fully diluted basis is 9,890,400 shares, which includes 7,643,000 shares of Series A Voting Common Stock, 491,400 shares of Series B Non-Voting Common Stock, and 1,756,000 shares of Series A Preferred Stock. This fully diluted figure does not take into account 1,167,247 shares of Series B Non-Voting Common Stock reserved for issuance in connection with authorized employee stock options.

Bring-Along Rights. In the event that any shareholder(s) of the Corporation holding at least seventy percent (70%) of the outstanding shares of the Corporation ("Approving Shareholders") elect to transfer, whether through sale, merger, or otherwise, all or substantially all of the outstanding shares or assets of the Corporation to a bona fide transferee in an arms-length transaction ("Transaction"), then the Approving Shareholders shall have the right to compel each other then-existing shareholder of the Corporation to transfer 100% of his/her/its shares for the same price per share and on the same terms as those being received by the Approving Shareholders, and each shareholder agrees to vote all of its shares in favor of, and to approve, the proposed Transaction; provided, however, that in the event that the proposed Transaction is a sale of less than all of the Corporation's shares or assets, each shareholder will participate pro rata pursuant to their relative share holdings with each of the other shareholders of the Corporation. Each shareholder shall make or agree to the same representations, warranties and indemnities as those being made by the Approving Shareholders, provided that they are made severally, and not jointly. Each shareholder shall execute all documents reasonably requested to evidence the shareholder's vote for, approval of, and participation in, any such Transaction. In the event that a shareholder does not voluntarily vote in favor of the Transaction and cooperate as required herein within five (5) business days of any written request from the Corporation, by virtue of the shareholder's ownership of any shares of the Corporation the uncooperative shareholder grants to the Corporation, to act by and through its Board of Directors, an irrevocable proxy, coupled with an interest, with full power of substitution, to (i) vote the uncooperative shareholder's shares as directed by the Approving Shareholders in connection with a proposed Transaction, and (ii) sign and complete any necessary documentation required of the uncooperative shareholder in order to realize the Transaction.

Series B Non-Voting Common

The amount of security authorized is 8,000,000 with a total of 491,400 outstanding.

Voting Rights

There are no voting rights associated with Series B Non-Voting Common.

Material Rights

The total number of shares outstanding on a fully diluted basis is 9,890,400 shares, which includes 7,643,000 shares of Series A Voting Common Stock, 491,400 shares of Series B Non-Voting Common Stock, and 1,756,000 shares of Series A Preferred Stock. This fully diluted figure does not take into account 1,167,247 shares of Series B Non-Voting Common Stock reserved for issuance in connection with authorized employee stock options.

Bring-Along Rights. In the event that any shareholder(s) of the Corporation holding at least seventy percent (70%) of the outstanding shares of the Corporation ("Approving Shareholders") elect to transfer, whether through sale, merger, or otherwise, all or substantially all of the outstanding shares or assets of the Corporation to a bona fide transferee in an arms-length transaction ("Transaction"), then the Approving Shareholders shall have the right to compel each other then-existing shareholder of the Corporation to transfer 100% of his/her/its shares for the same price per share and on the same terms as those being received by the Approving Shareholders, and each shareholder agrees to vote all of its shares in favor of, and to approve, the proposed Transaction; provided, however, that in the event that the proposed Transaction is a sale of less than all of the Corporation's shares or assets, each shareholder will participate pro rata pursuant to their relative share holdings with each of the other shareholders of the Corporation. Each shareholder shall make or agree to the same representations, warranties and indemnities as those being made by the Approving Shareholders, provided that they are made severally, and not jointly. Each shareholder shall execute all documents reasonably requested to evidence the shareholder's vote for, approval of, and participation in, any such Transaction. In the event that a shareholder does not voluntarily vote in favor of the Transaction and cooperate as required herein within five (5) business days of any written request from the Corporation, by virtue of the shareholder's ownership of any shares of the Corporation the uncooperative shareholder grants to the Corporation, to act by and through its Board of Directors, an irrevocable proxy, coupled with an interest, with full power of substitution, to (i) vote the uncooperative shareholder's shares as directed by the Approving Shareholders in connection with a proposed Transaction, and (ii) sign and complete any necessary documentation required of the uncooperative shareholder in order to realize the Transaction.

Series A Preferred

The amount of security authorized is 2,000,000 with a total of 1,756,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis is 9,890,400 shares, which includes 7,643,000 shares of Series A Voting Common Stock, 491,400 shares of Series B Non-Voting Common Stock, and 1,756,000 shares of Series A Preferred Stock. This fully diluted figure does not take into account 1,167,247 shares of Series B Non-Voting Common Stock reserved for issuance in connection with authorized employee stock options.

Appointment of Director. Designate and appoint a person to fill one of the director positions of the Corporation;

Distribution Preference. Upon the merger, sale, reorganization, dissolution or similar transaction involving the Corporation, the holders of Series A Preferred Stock shall receive in preference to the other shareholders of the Corporation a distribution of an amount equal to the purchase price paid in connection with the initial purchase and sale of the preferred equity interests (pro rata, based on the percentage of the initially issued equity interests still held by the holders of the Series A Preferred Stock), plus any declared but unpaid dividends. If, upon the occurrence of any such event, the assets and funds thus distributed among the holders of Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive, as provided herein. Upon the completion of the preferential distribution required herein above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

Bring-Along Rights. In the event that any shareholder(s) of the Corporation holding at least seventy percent (70%) of the outstanding shares of the Corporation ("Approving Shareholders") elect to transfer, whether through sale, merger, or otherwise, all or substantially all of the outstanding shares or assets of the Corporation to a bona fide transferee in an arms-length transaction ("Transaction"), then the Approving Shareholders shall have the right to compel each other then-existing shareholder of the Corporation to transfer 100% of his/her/its shares for the same price per share and on the same terms as those being received by the Approving Shareholders, and each shareholder agrees to vote all of its shares in favor of, and to approve, the proposed Transaction; provided, however, that in the event that the proposed Transaction is a sale of less than all of the Corporation's shares or assets, each shareholder will participate pro rata pursuant to their relative share holdings with each of the other shareholders of the Corporation. Each shareholder shall make or agree to the same representations, warranties and indemnities as those being made by the Approving Shareholders, provided that they are made severally, and not jointly. Each shareholder shall execute all documents reasonably requested to evidence the shareholder's vote for, approval of, and participation in, any such Transaction. In the event that a shareholder does not voluntarily vote in favor of the Transaction and cooperate as required herein within five (5) business days of any written request from the Corporation, by virtue of the shareholder's ownership of any shares of the Corporation the uncooperative shareholder grants to the Corporation, to act by and through its Board of Directors, an irrevocable proxy, coupled with an interest, with full power of substitution, to (i) vote the uncooperative shareholder's shares as directed by the Approving Shareholders in connection with a proposed Transaction, and (ii) sign and complete any necessary documentation required of the uncooperative shareholder in order to realize the Transaction.

What it means to be a minority holder

As a minority holder of Revel Energy, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $12,086,458; which was flat compared to fiscal year 2020 revenue of $11,502,393, as a result of the profound COVID-19 pandemic impact on clients, regulator services such as permitting, inspections, and the supply chain. The effects of cash balances, revenues, and expenses provided the stimulus of business health and liquidity to maintain our business.

Cost of sales

Cost of sales in 2021 was $9,911,601 an increase of $584,065, from costs of $9,463,011 in fiscal year 2020. The increase was to support revenue growth.

Gross margins

Gross profit in 2021 was $2,174,857 compared to a 2020 gross profit of $2,039,382. The improved performance was caused by improved Project Development, Marketing, and Operation execution.

Expenses

The Company's expenses consist of General and Administrative expenditures, including among other things, compensation and benefits, marketing and sales expenses, professional services, risk management, and occupancy expenses. General and Administrative expenses for 2021 was $1,911,245 compared $2,090,980 for 2020.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows may not be completely representative and indicative of the revenue and cash flows expected for the future because future growth of revenue is expected. Past cash was primarily generated through equity investment and company revenue. Our goal is to increase our cash flow reserves to sustain operations for at least one year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2022, the Company has capital resources available in the form of a shareholder loan in the amount of $800,000, and $1.1M cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. However, the funds raised from the campaign will accelerate the growth of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue to operate for as long as the company continues to earn revenue from our existing backlog and generate sales from our pipeline.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to continue to operate for as long as the company continues to earn revenue from our existing backlog and generate sales from our pipeline. That said, if we raise our maximum funding goal, we intend to improve leadership capabilities and execute more efficiently on our market and geographic expansion goals which will impact our growth trajectory positively.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Crystal Core LTD.
  Amount Owed: $800,000.00
  Interest Rate: 1.2%
  Maturity Date: September 01, 2022

- **Creditor:** Alan H. Lee
  Amount Owed: $76,891.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

- **Creditor:** Small Business Administration
  Amount Owed: $153,500.00
  Interest Rate: 3.75%
  Maturity Date: June 25, 2050
  The promissory note is secured by the company's tangible and intangible assets.

Related Party Transactions

- **Name of Entity:** Alan H. Lee
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: This is an advance from member bearing no interest to fund operations. The amount is $76,891 as of December 31, 2021.
  Material Terms: No interest, and no due date.

Valuation

Pre-Money Valuation: $39,957,216.00

Valuation Details:

Valuation methodology, set internally, utilizes a variety of factors including by not limited to historical investments, company stage, comparable public company market cap and contracted backlogs, and sales forecast.

Cash Investments & Sales

Approximately $2,100,000 has been invested from seed round capital. Since the seed round raises, the company has scaled from $0 revenue to $12M in annual revenue with an average annual year-over-year growth of 57.70%.

Market Method – Valuing Based on Publicly Traded Similar Companies

We identified 5 publicly traded companies that are also in the business of developing and selling renewable energy systems. We tracked their multiples on revenue over a two-year period.

For reference, these companies include (tickers) BEEM, ISUN, SUNW, RUN, and SPWR.

All the mentioned publicly traded companies had valuations increase due to increased multiples from 2019-2020. Their 2020 multiples range from 2.64 to 100.78.

The weighted total between the two years is 8.80x on revenue. We understand that there are gaps between these companies and Revel Energy. However, this supports the upside in the clean-technology and renewable energy on a national scale. We understand that we are currently serving only the California market and limited access to resources, therefore we are discounting the 8.80x multiple by 60% and using 3.5x as our valuation multiple.

Contracted Backlogs and Sales Forecast:

The company currently has over $11.5m in backlog, which is contracted work yet to be complete. It is our reasonable expectation to work through our existing backlog and continue to add to the backlog with new works. Our sales booking projection is $17m in 2022 which we believe will support the company's revenue growth in 2022.

Process:

Since our seed round raises, the Company has successfully developed rigorous processes on the front-end, which is project development as well as the back-end, which is project management. The Company has adopted technologies in customized ERP/CRM, which helps the project developers track and progress the status of prospects and guide the process to a signed deal, to project management software in Procore which centrally stores all the project-related data for the project personnel to keep track on schedule and budget. The Company believes it has set up the right foundation and built the processes as well as platforms to sustain the upcoming growth of the Company.

Summary:

Combining industry comparable valuations with our existing backlog and sales forecast as well as our proven track record for growth, we are confident the data supports our $40m pre-money valuations.

The total number of shares outstanding on a fully diluted basis is 9,890,400 shares, which includes 7,643,000 shares of Series A Voting Common Stock, 491,400 shares of Series B Non-Voting Common Stock, and 1,756,000 shares of Series A Preferred Stock. This fully diluted figure does not take into account 1,167,247 shares of Series B Non-Voting Common Stock reserved for issuance in connection with authorized employee stock options.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*

94.5%
We will use the proceeds in lead generation and get in front of more prospects.

If we raise the over allotment amount of $4,999,996.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  18.0%
  A portion of the fund raised will be reinvested into the campaign to accelerate the campaign. The remainder of the amount allocated to marketing will be spent towards supporting Revel Energy's effort of geographic expansion.
- *Company Employment*
  29.0%
  Revel Energy intends to add to the experience and capability of our leadership team. It is also a part of our plan to invest heavily into building a team that offers top-notch value engineering on our projects.
- *Operations*
  7.0%
  A portion of the fund raise will be used to upgrade our infrastructure and increase efficiency.
- *Merger and Acquisition*
  40.5%
  Revel Energy plans to expand geographically, a portion of the fund raised will be used to identify and acquire strategic targets in other geographic marketes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://revel-energy.com/ (www.revel-energy.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/revel-energy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Revel Energy, Inc.

[See attached]

REVEL ENERGY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

(With Independent Auditors' Report Thereon)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1 – 2
Financial Statements:	
Balance Sheet	3
Statement of Operations	4
Statement of Members' Deficit	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 11
Supplementary Schedules:	
Contracts in Progress	12
Contracts Completed	13
Comparative Balance Sheet – December 31, 2021 and 2020	14
Comparative Statement of Operations – For the Years Ended December 31, 2021 and 2020	15

HKG LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Revel Energy, LLC
Irvine, California

Opinion

We have audited the accompanying financial statements of Revel Energy, LLC (the Company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, members' deficit, and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

100 W. Walnut Street, Seventh Floor | Pasadena, CA 91124 | Phone: (626) 585-0666 | Fax: (626) 304-1035

INDEPENDENT AUDITORS' REPORT
(continued)

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Change in Accounting Principle Information

As discussed in Note 2 to the financial statements, the Company has adjusted its 2021 and 2020 financial statements to retrospectively apply the change in accounting for costs of revenues for contracts in progress and completed contracts to include overhead costs. Our previous opinion issued on April 14, 2022 was modified with respect to that matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

HKG, LLP

Pasadena, California
June 9, 2022

REVEL ENERGY, LLC
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

Current assets:		
Cash	$	947,143
Accounts receivable		313,046
Costs and estimated earnings in excess of billings on uncompleted contracts		1,345,203
Prepaid expenses		36,951
Deposits		9,500
Total current assets		2,651,843
Total assets	$	2,651,843

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:		
Accounts payable and accrued expenses	$	2,096,985
Billings in excess of costs and estimated earnings on uncompleted contracts		1,339,810
Advance from member		76,891
Note payable, current portion		3,068
Total current liabilities		3,516,754
Long-term liabilities:		
Note payable, net of current portion		150,432
Total liabilities		3,667,186
Members' deficit		
Members' deficit		(1,015,343)
Total liabilities and members' deficit	$	2,651,843

REVEL ENERGY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Contract revenue	$ 12,086,458
Cost of contract revenue	9,911,601
Gross profit	2,174,857
Selling expenses	148,071
General and administrative expenses	1,911,245
Operating income	115,541
Other income (expense)	
Forgiveness of SBA PPP loan	275,300
Interest expense	(11,027)
Total other income	264,273
Income before provision for income taxes	379,814
Provision for income taxes	12,590
Net income	$ 367,224

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

REVEL ENERGY, LLC
STATEMENT OF MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, December 31, 2020	$	(1,155,005)
Net income		367,224
Distributions to members		(227,562)
Balance, December 31, 2021	$	(1,015,343)

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

REVEL ENERGY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows (used for) provided by operating activities:	
Net income	$ 367,224
Adjustments to reconcile net loss to net cash used for operating activities:	
Forgiveness of SBA PPP loan	(275,300)
Changes in:	
Accounts receivable	10,540
Costs and estimated earnings in excess of billings on uncompleted contracts	(840,142)
Prepaid expenses	(22,795)
Accounts payable and accrued expenses	507,244
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,257,940)
Net cash used for operating activities	(1,511,169)
Cash flows provided by (used for) financing activities:	
Distributions to members	(227,562)
Net cash used for financing activities	(227,562)
Net change in cash	(1,738,731)
Cash - beginning of year	2,685,874
Cash - end of year	$ 947,143
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ 11,027
Taxes	$ 12,590

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

1. BUSINESS ACTIVITY

Revel Energy, LLC (the Company) is a Delaware limited liability company that installs commercial solar systems. The Company does substantially all of its business in the Southern California area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

<u>Method of Accounting</u>

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

<u>Revenue and Cost Recognition</u>

The Company's revenue is primarily derived from construction contracts that can span several years. The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* and subsequently issued additional related ASUs ("Topic 606"). Topic 606 provides for a five-step model for recognizing revenue from contracts with customers as follows:

1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price
5. Recognize revenue

Generally, the Company's contracts contain one performance obligation. The Company's customary business practices are for the delivery of a separately identifiable good at a point in time which is typically when delivery to the customer occurs. Contracts may contain multiple distinct promises or multiple contracts within a master agreement (e.g. contracts that cross multiple locations/geographies and task orders), which the Company reviews at contract inception to determine if they represent multiple performance obligations or multiple separate contracts. This review consists of determining if promises or groups of promises are distinct within the context of the contract, including whether contracts are physically contiguous, contain task orders, purchase or sales orders, termination clauses and/or elements not related to design and/or build.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as supplies, tools, and repairs. Operating and administrative costs are charged to expense as incurred. Provisions for material estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues earned.

<u>Uninsured Cash Balances</u>

The Company maintains its checking accounts at major financial institutions. The account balance at the institution periodically exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes the risk is not significant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Company has had no credit losses since inception and therefore management does not deem it necessary to provide an allowance for doubtful accounts as of December 31, 2021.

Income Taxes

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC), *Accounting for Uncertainty in Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology for tax positions taken, or expected to be taken, in a tax return prior to recognition in the financial statements. The standard also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company believes that it has appropriate support for the position taken on its tax returns and that the pass-through status would be sustained on examination.

The Company is treated as a partnership for tax purposes and therefore incurs no federal tax liability. Accordingly, the Company's members are liable for individual federal and California state income taxes on their share of the Company's taxable earnings and the Company incurs a minimum state franchise tax liability. The Company also pays an annual LLC fee to California based on the Company's gross receipts. The Company's policy is to record any interest or penalties paid in connection with income taxes on the appropriate line included in general and administrative expenses. The Company files tax returns in the United States federal, and Delaware and California state jurisdictions.

Advertising

Advertising is expensed as incurred.

Change in Accounting Principle

The Company has adjusted its financial statements for the year ended December 31, 2021 and 2020 to retrospectively apply the change in accounting for costs of revenues for contracts in progress and completed contracts to include overhead costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair value of the financial instruments could be different than that recorded on a historical basis on the accompanying statements of financial position. The Company's financial instruments consist of cash, accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses, billings in excess of costs and estimated earnings, advance from member, and note payable. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board, or FASB, issued updated guidance on leases. The new standard requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. A modified retrospective approach should be applied for leases existing at the beginning of the earliest comparative period presented in the financial statements. The guidance is effective for annual and interim periods beginning after December 15, 2021, and early adoption is permitted. As of December 31, 2021, the Company has $67,500 of future minimum operating lease commitments that are not currently recognized on the balance sheet (see Note 7). Accordingly, the Company does not anticipate significant changes to the balance sheet.

3. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

At December 31, 2021, costs and estimated earnings on uncompleted contracts are as follows:

Costs incurred on uncompleted contracts	$ 7,137,667
Estimated earnings	1,907,294
	9,044,961
Less: billings to date	(9,039,568)
	$ 5,393
Included in the accompanying balance sheet under the following captions:	
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 1,345,203
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,339,810)
	$ 5,393

4. ADVANCE FROM MEMBER

A member of the Company made an advance to the company bearing no interest to fund operations. The balance due to the member at December 31, 2021 is $76,891 (see Note 8).

5. NOTE PAYABLE

In June 2020, the Company obtained a loan from the Small Business Administration in the amount of $150,000. Interest began accruing from the fund advance date at 3.75% annum. The balance of principal and interest are payable 30 years from the promissory note date and began 12 months from the date of the promissory note, June 5, 2021. The promissory note is secured by the Company's tangible and intangible assets. As of December 31, 2021, the unpaid principal balance was $153,500, including accrued interest of $3,500.

5. NOTE PAYABLE (continued)

Principal maturity of the note payable is as follows:

Year ending December 31,		
2022	$	3,068
2023		3,185
2024		3,307
2025		3,433
2026 & therafter		140,507
	$	153,500

6. NOTE PAYABLE – SBA PPP LOAN

In May 2020, the Company received loan proceeds in the amount of $275,300 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan bears interest at the rate of 1.00% per annum and is payable in monthly principal and interest payments of an amount yet to be determined. The PPP loan matures in May 2022. Under the terms of the PPP, the PPP loan may be forgiven in whole or in part if it is used for qualifying expenses including payroll, benefits, rent and utilities, and the Company maintains employee and payroll levels. The Company received formal forgiveness from the Small Business Administration for the full amount of the loan in August 2021 and is included in other income on the Statement of Operations.

7. LEASE COMMITMENTS

On March 9, 2018, the Company entered into an operating lease agreement for office space, from which to conduct its principal operations. The lease expires on April 14, 2023.

On July 2, 2018, the Company entered into two lease agreements for business vehicles. The leases expired on July 1, 2021. The Company exercised its option to purchase one of the vehicles and signed a purchase agreement on June 23, 2021.

The total annual minimum rental commitments under these leases are as follows:

Year ending Year ending December 31,		
2022	$	54,000
2023		13,500
	$	67,500

Total rent expense related to the leases for the year ended December 31, 2021 was $70,308. Rent expense on the financial statements includes the base rent for the warehouse, plus property taxes and insurance.

8. RELATED PARTY TRANSACTIONS

The Company received an advance from a member (see Note 4). The balance due at December 31, 2021 was $76,891.

9. CONCENTRATIONS

Three vendors accounted for approximately 49% of total purchases for the year ended December 31, 2021. At December 31, 2021, balance due to these vendors accounted for approximately 38% of total accounts payable.

Three customers accounted for approximately 45% of total revenue for the year ended December 31, 2021.

10. RISKS AND UNCERTAINTIES

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 9, 2022, the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

REVEL ENERGY, LLC
SUPPLEMENTAL SCHEDULE
CONTRACTS IN PROGRESS
FOR THE YEAR ENDED DECEMBER 31, 2021

		Total Contract		From inception to December 31, 2021					At December 31, 2021		For the year ended December 31, 2021			
Job Number	Contract Name	Revenues	Estimated Gross Profit	Revenue Earned	Cost of Revenue	Gross Profit	Billings To Date	Estimated Cost to Complete	Costs and Estimated Earnings in Excess of Billings	Billings in Excess of Costs and Estimated Earnings	Revenue Earned	Cost of Revenue	Gross Profit	Percentage Complete
310502	Bernardo & Associates Shoe Company Inc. : 4335 Valley Blvd	$ 535,328	$ 80,499	549,169	$ 466,589	$ 82,580	$ 374,730	$ (11,760)	$ 174,439	$ -	$ 532,552	$ 454,239	$ 78,313	102.59%
310679	Frontier Village Center LLC : 12885 Beach Blvd	546,643	124,120	594,867	459,797	135,070	397,767	(37,274)	197,100	-	561,410	434,984	126,426	108.82%
310938	Anthony Vineyards : 5512 Valpredo Ave	4,190,100	796,236	4,079,695	3,304,439	775,256	3,365,100	89,425	714,595	-	3,889,397	3,160,396	729,001	97.37%
312454	Pacific Date Corp : 84435 58th Ave.	1,200,000	340,777	696,766	498,898	197,868	780,000	360,325	-	83,234	593,633	426,810	166,823	58.06%
312500	President Enterprise, Inc. (Lotus Labels) : 655 Tamarack Ave	1,390,000	359,265	1,289,069	955,891	333,178	1,172,400	74,844	116,669	-	1,172,498	869,791	302,707	92.74%
312535	Williams Family Dairy, LLC : 6801 Ave 120	3,615,000	656,425	25,873	21,175	4,698	180,750	2,937,400	-	154,877	25,874	21,175	4,699	0.72%
313296	New Wave Lending Group : 1199 Fairway Dr	464,238	107,178	485,368	373,312	112,056	408,529	(16,252)	76,839	-	434,652	335,899	98,753	104.55%
313316	Frick Paper Company dba Paper Mart : 2164 N Batavia St.	2,028,617	410,143	716,921	571,975	144,946	1,111,550	1,046,499	-	394,629	553,564	443,754	109,810	35.34%
313784	1410 Highland Associates, LP c/o King's Arch Inc. : 41 Corporate Park	303,515	66,245	279,918	218,823	61,095	242,812	18,447	37,106	-	279,918	218,823	61,095	92.23%
314683	Sunridge Nurseries, Inc.: 441 Vineland Rd.	220,000	41,443	50,236	40,773	9,463	88,000	137,784	-	37,764	50,236	40,773	9,463	22.83%
314685	Woodspur Farms, LLC: 52-200 Industrial Way	2,925,000	479,040	90,205	75,432	14,773	292,500	2,370,528	-	202,295	90,205	75,432	14,773	3.08%
314739	Gary M. Lorenzo, Inc.: 3584 Lingard Rd.	394,500	88,956	67,367	52,176	15,191	236,701	253,368	-	169,334	67,366	52,176	15,190	17.08%
314774	QC Manufacturing, Inc.: 26040 Ynez Rd.	837,095	94,594	68,411	60,680	7,731	334,838	681,821	-	266,427	68,410	60,680	7,730	8.17%
315407	Kent Seatech, LLC: 70775 Buchanan St	1,650,000	459,758	28,455	20,526	7,929	-	1,169,716	28,455	-	28,455	20,526	7,929	1.72%
315722	Pacific Quality Packaging: 660 Neptune Ave.	538,914	129,962	22,641	17,181	5,460	53,891	391,771	-	31,260	22,641	17,181	5,460	4.20%
		$ 20,838,950	$ 4,234,641	$ 9,044,961	$ 7,137,667	$ 1,907,294	$ 9,039,568	$ 9,466,642	$ 1,345,203	$ 1,339,810	$ 8,370,811	$ 6,632,639	$ 1,738,172	

REVEL ENERGY, LLC
SUPPLEMENTAL SCHEDULE
CONTRACTS COMPLETED
FOR THE YEAR ENDED DECEMBER 31, 2021

		From Inception to December 31, 2021 Contract Totals			Before January 1, 2021			During the fiscal year ended December 31, 2021		
Job Number	Contract Name	Total Contract	Cost of Contract	Gross Profit	Revenue Earned	Cost of Revenue	Gross Profit	Revenue Earned	Cost of Revenue	Gross Profit
307015	Long Life Farms : 90123 81st Ave.	$ 444,524	$ 470,844	$ (26,320)	$ 401,466	$ 397,996	$ 3,470	$ 43,058	$ 72,848	(29,790)
307017	Long Life Farms : 90500 81st Ave	1,196,589	832,389	364,200	899,711	585,676	314,035	296,878	246,713	50,165
310446	Browne & Golden Commercial Management, LLC : Advance Plastics	1,137,865	1,032,142	105,723	972,826	795,150	177,676	165,039	236,992	(71,953)
310604	Caran Precision Engineering & Manufacturing Corp. : 2830 Orbiter St.	2,303,145	1,979,959	323,186	2,234,438	1,898,561	335,877	68,707	81,398	(12,691)
310917	Diamond Environmental Services LP : 9174 Rehco Rd	296,900	274,007	22,893	74,849	54,686	20,163	222,051	219,320	2,731
310928	Precision Ferrites and Ceramics Inc. : 5432 Production Drive	813,050	678,205	134,845	598,320	461,422	136,898	214,730	216,783	(2,053)
310940	La Palma Ave LLC / (OCIP) : 4811 E La Palma Ave	856,453	705,765	150,688	813,707	650,966	162,741	42,746	54,799	(12,053)
310965	Royal Truck Stop Center Inc. : 2300 E Steel Rd	542,500	441,207	101,293	467,828	417,959	49,869	74,672	23,248	51,424
310972	Panda Restaurant Group, Inc. : 1683 Walnut Grove Ave	1,808,766	1,447,888	360,878	90,360	65,571	24,789	1,718,406	1,382,317	336,089
312167	Nubs Plastic Inc.	668,887	564,075	104,812	304,017	208,976	95,041	364,870	355,100	9,770
313244	Show Imaging (R) : 1125 Joshua Way	347,512	258,661	88,851	34,000	25,795	8,205	313,512	232,866	80,646
313440	Show Imaging (R) : EB Capital, LLC : 2440 Cades Way	190,978	156,578	34,400	-	-	-	190,978	156,578	34,400
		$ 10,607,169	$ 8,841,720	$ 1,765,449	$ 6,891,522	$ 5,562,758	$ 1,328,764	$ 3,715,647	$ 3,278,962	$ 436,685

REVEL ENERGY, LLC
SUPPLEMENTAL SCHEDULE
COMPARATIVE BALANCE SHEET
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Current assets:		
Cash	$ 947,143	$ 2,685,874
Accounts receivable	313,046	323,586
Costs and estimated earnings in excess of billings on uncompleted contracts	1,345,203	505,061
Prepaid expenses	36,951	14,157
Deposits	9,500	9,500
Total current assets	2,651,843	3,538,178
Total assets	$ 2,651,843	$ 3,538,178

LIABILITIES AND MEMBERS' DEFICIT

	2021	2020
Current liabilities:		
Accounts payable and accrued expenses	$ 2,096,985	$ 1,593,342
Billings in excess of costs and estimated earnings on uncompleted contracts	1,339,810	2,597,750
Advance from member	76,891	76,891
Note payable, current portion	3,068	-
Note payable - SBA PPP loan	-	275,300
Total current liabilities	3,516,754	4,543,283
Long-term liabilities:		
Note payable, net of current portion	150,432	149,900
Total liabilities	3,667,186	4,693,183
Members' deficit		
Members' deficit	(1,015,343)	(1,155,005)
Total liabilities and members' deficit	$ 2,651,843	$ 3,538,178

REVEL ENERGY, LLC
SUPPLEMENTAL SCHEDULE
COMPARATIVE STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Contract revenue	$ 12,086,458	$ 11,502,393
Cost of contract revenue	9,911,601	9,463,011
Gross profit	2,174,857	2,039,382
Selling expenses	148,071	114,389
General and administrative expenses	1,911,245	2,090,980
Operating loss	115,541	(165,987)
Other income (expense)		
Forgiveness of SBA PPP loan	275,300	10,000
Interest expense	(11,027)	-
Total other income	264,273	10,000
Loss before provision for income taxes	379,814	(155,987)
Provision for income taxes	12,590	1,700
Net income (loss)	$ 367,224	$ (157,687)

REVEL ENERGY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

(With Independent Auditors' Report Thereon)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1 – 2
Financial Statements:	
Balance Sheet	3
Statement of Operations	4
Statement of Members' Deficit	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 10
Supplementary Information:	
Contracts in Progress	11
Contracts Completed	12

HKG LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Revel Energy, LLC
Irvine, California

We have audited the accompanying financial statements of Revel Energy, LLC (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, members' deficit, and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revel Energy, LLC as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

100 W. Walnut Street, Seventh Floor | Pasadena, CA 91124 | Phone: (626) 585-0666 | Fax: (626) 304-1035

INDEPENDENT AUDITORS' REPORT
(continued)

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

HRG, LLP

Pasadena, California
November 29, 2021

REVEL ENERGY, LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current assets:		
Cash	$	2,685,874
Accounts receivable, net		323,586
Costs and estimated earnings in excess of billings on uncompleted contracts		339,514
Prepaid expenses		14,157
Deposits		9,500
Total current assets		3,372,631
Total assets	$	3,372,631

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:		
Accounts payable and accrued expenses	$	1,593,342
Billings in excess of costs and estimated earnings on uncompleted contracts		2,597,750
Advance from member		76,891
Note payable		149,900
Note payable - SBA PPP loan		275,300
Total liabilities		4,693,183
Members' deficit		
Members' deficit		(1,320,552)
Total liabilities and members' deficit	$	3,372,631

REVEL ENERGY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Contract revenue	$	11,502,393
Cost of contract revenue		9,628,557
Gross profit		1,873,836
Selling expenses		114,389
General and administrative expenses		2,090,980
Operating loss		(331,533)
Other income		10,000
Loss before provision for income taxes		(321,533)
Provision for income taxes		1,700
Net loss	$	(323,233)

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

REVEL ENERGY, LLC
STATEMENT OF MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, December 31, 2019	(878,599)
Net loss	(323,233)
Distributions to members	(118,720)
Balance, December 31, 2020	$ (1,320,552)

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

REVEL ENERGY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows (used for) provided by operating activities:	
Net loss	$ (323,233)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in:	
Accounts receivable, net	455,896
Costs and estimated earnings in excess of billings on uncompleted contracts	(174,957)
Prepaid expenses	3,358
Accounts payable and accrued expenses	887,186
Billings in excess of costs and estimated earnings on uncompleted contracts	(279,863)
Net cash provided by operating activities	566,887
Cash flows provided by (used for) financing activities:	
Distributions to members	(118,720)
Payments on advance from member	(23,000)
Proceeds from note payable	149,900
Proceeds from note payable - SBA PPP loan	275,300
Net cash provided by financing activities	283,480
Net change in cash	850,367
Cash - beginning of year	1,835,507
Cash - end of year	$ 2,685,874

1. BUSINESS ACTIVITY

Revel Energy, LLC (the Company) is a Delaware limited liability company that installs commercial solar systems. The Company does substantially all of its business in the Southern California area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Method of Accounting

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Revenue and Cost Recognition/Known Departure from Accounting Principle

The Company's revenue is primarily derived from construction contracts that can span several years. The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* and subsequently issued additional related ASUs ("Topic 606"). Topic 606 provides for a fivestep model for recognizing revenue from contracts with customers as follows:

1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price
5. Recognize revenue

Generally, the Company's contracts contain one performance obligation. The Company's customary business practices are for the delivery of a separately identifiable good at a point in time which is typically when delivery to the customer occurs. Contracts may contain multiple distinct promises or multiple contracts within a master agreement (e.g. contracts that cross multiple locations/geographies and task orders), which the Company reviews at contract inception to determine if they represent multiple performance obligations or multiple separate contracts. This review consists of determining if promises or groups of promises are distinct within the context of the contract, including whether contracts are physically contiguous, contain task orders, purchase or sales orders, termination clauses and/or elements not related to design and/or build.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as supplies, tools, and repairs. Operating and administrative costs are charged to expense as incurred. Provisions for material estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Accounting principles generally accepted in the United States require that overhead costs are included in the costs of revenue for contracts in progress and completed contracts. The overall effect of this departure from GAAP has not been determined.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues earned.

Uninsured Cash Balances

The Company maintains its checking accounts at major financial institutions. The account balance at the institution periodically exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes the risk is not significant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Company has had no credit losses since inception and therefore management does not deem it necessary to provide an allowance for doubtful accounts as of December 31, 2020.

Income Taxes

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC), *Accounting for Uncertainty in Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology for tax positions taken, or expected to be taken, in a tax return prior to recognition in the financial statements. The standard also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company believes that it has appropriate support for the position taken on its tax returns and that the pass-through status would be sustained on examination.

The Company is treated as a partnership for tax purposes and therefore incurs no federal tax liability. Accordingly, the Company's members are liable for individual federal and California state income taxes on their share of the Company's taxable earnings and the Company incurs a minimum state franchise tax liability. The Company also pays an annual LLC fee to California based on the Company's gross receipts. The Company's policy is to record any interest or penalties paid in connection with income taxes on the appropriate line included in general and administrative expenses. The Company files tax returns in the United States federal, and Delaware and California state jurisdictions.

Advertising

Advertising is expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair value of the financial instruments could be different than that recorded on a historical basis on the accompanying statements of financial position. The Company's financial instruments consist of cash, accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, deposits, accounts payable and accrued expenses, billings in excess of costs and estimated earnings, advance from member, note payable and note payable – SBA PPP loan. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board, or FASB, issued updated guidance on leases. The new standard requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. A modified retrospective approach should be applied for leases existing at the beginning of the earliest comparative period presented in the financial statements. The guidance is effective for annual and interim periods beginning after December 15, 2021, and early adoption is permitted. As of December 31, 2020, the Company has $86,281 of future minimum operating lease commitments that are not currently recognized on the balance sheet. Accordingly, the Company does not anticipate significant changes to the balance sheet.

3. ADVANCE FROM MEMBER

A member of the Company made an advance to the company bearing no interest to fund operations. The balance due to the member at December 31, 2020 is $76,891 (see Note 7).

4. LEASE COMMITMENTS

On March 9, 2018, the Company entered into an operating lease agreement for office space, from which to conduct its principal operations. The operating lease agreement was extended on February 7, 2020, with a new expiration date of April 14, 2022.

On July 2, 2018, the Company entered into two lease agreements for business vehicles. The leases expired on July 1, 2021. The Company exercised its option to purchase one of the vehicles and signed a purchase agreement on June 23, 2021.

The total annual minimum rental commitments under these leases are as follows:

Year ending Year ending December 31,		
2021	$	72,781
2022		13,500
	$	86,281

Total rent expense related to the leases for the year ended December 31, 2020 was $86,627. Rent expense on the financial statements includes the base rent for the warehouse, plus property taxes and insurance.

5. NOTE PAYABLE

In June 2020, the Company obtained a loan from the Small Business Administration in the amount of $150,000. The interest begins accruing twelve months from the fund advance date at 3.75% annum. The balance and principal and interest are payable 30 years from the promissory note date and begin 12 months from the date of the promissory note, June 5, 2021. The promissory note is secured by the Company's tangible and intangible assets. As of December 31, 2020, the unpaid principal balance was $149,900.

6. NOTE PAYABLE – SBA PPP LOAN

In May 2020, the Company received loan proceeds in the amount of $275,300 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan bears interest at the rate of 1.00% per annum and is payable in monthly principal and interest payments of an amount yet to be determined. The PPP loan matures in May 2022. Under the terms of the PPP, the PPP loan may be forgiven in whole or in part if it is used for qualifying expenses including payroll, benefits, rent and utilities, and the Company maintains employee and payroll levels. The Company received formal forgiveness from the Small Business Administration for the full amount of the loan in August 2021 (Note 10).

7. RELATED PARTY TRANSACTIONS

The Company received an advance from a member (see Note 3). The balance due at December 31, 2020 was $76,891.

8. CONCENTRATIONS

Two vendors accounted for approximately 35% of total purchases for the year ended December 31, 2020. At December 31, 2020, balances due to these vendors accounted for approximately 18% of accounts payable.

9. RISKS AND UNCERTAINTIES

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

10. SUBSEQUENT EVENTS

In August 2021, the Company received formal forgiveness from the Small Business Administration for the full amount of the $275,300 PPP loan (Note 6).

The Company has evaluated subsequent events through November 29, 2021, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

REVEL ENERGY, LLC
SUPPLEMENTAL INFORMATION
CONTRACTS IN PROGRESS
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total Contract		From inception to December 31, 2020					At December 31, 2020		For the year ended December 31, 2020			
Contract	Revenues	Estimated Gross Profit	Revenue Earned	Cost of Revenue	Gross Profit	Billings To Date	Estimated Cost to Complete	Costs and Estimated Earnings in Excess of Billings	Billings in Excess of Costs and Estimated Earnings	Revenue Earned	Cost of Revenue	Gross Profit	Percentage Complete
Anthony Vineyards : 5512 Valpredo Ave	$ 4,190,100	$ 1,018,452	$ 190,298	$ 144,044	$ 46,254	$ 1,650,000	$ 3,027,604	$ -	$ 1,459,702	$ 190,298	$ 144,044	$ 46,254	4.54%
Bernardo & Associates Shoe Company Inc. : 4335 Valley Blvd	535,328	137,471	16,616	12,349	4,267	26,766	385,508	-	10,150	16,616	12,349	4,267	3.10%
Browne & Golden Commercial Management, LLC : Advance Plastics National City : 225 W 30th St	1,137,865	207,818	972,825	795,150	342,715	956,508	134,897	16,317	-	972,825	795,150	177,675	85.50%
Caran Precision Engineering & Manufacturing Corp. : 2830 Orbiter St.	2,303,145	346,204	2,234,439	1,898,563	335,876	2,302,514	58,378	-	68,075	2,231,967	1,896,613	335,354	97.02%
Diamond Environmental Services LP : 9174 Rehco Rd	296,900	79,979	74,849	54,686	20,163	118,760	162,235	-	43,911	74,849	54,686	20,163	25.21%
Frick Paper Company dba Paper Mart : 2164 N Batavia St.	2,021,000	434,695	163,356	128,220	35,136	404,200	1,458,085	-	240,844	163,356	128,220	35,136	8.08%
Frontier Village Center LLC : 12885 Beach Blvd	480,364	124,120	33,457	24,812	8,645	216,164	331,432	-	182,707	33,457	24,812	8,645	6.96%
La Palma Ave LLC / (OCIP) : 4811 E La Palma Ave	856,453	171,291	813,708	650,966	162,742	685,162	34,196	128,546	-	813,708	650,966	162,742	95.01%
Long Life Farms : 90123 81st Ave.	445,000	3,846	401,466	397,996	3,470	378,250	43,158	23,216	-	340,905	351,366	(10,461)	90.22%
Long Life Farms : 90500 81st Ave	1,200,000	418,848	899,711	585,676	314,035	1,020,000	196,476	-	120,289	785,556	493,477	292,079	74.98%
New Wave Lending Group : 1199 Fairway Dr	464,238	121,774	50,716	37,413	13,303	69,636	305,051	-	18,920	50,716	37,413	13,303	10.92%
Nubs Plastics Inc : 991 Park Center Dr	668,887	(13,240)	664,282	677,431	(13,149)	682,127	4,696	-	17,845	664,282	677,431	(13,149)	99.31%
Pacific Date Corp : 84435 58th Ave.	1,200,000	361,228	103,134	72,088	31,046	120,000	766,684	-	16,866	103,134	72,088	31,046	8.59%
Panda Restaurant Group, Inc. : 1683 Walnut Grove Ave	1,784,456	489,538	90,360	65,571	24,789	448,446	1,229,347	-	358,086	90,360	65,571	24,789	5.06%
Precision Ferrites and Ceramics Inc. : 5432 Production Drive	813,050	81,305	812,657	731,391	81,266	731,745	354	80,912	-	812,657	731,391	81,266	99.95%
President Enterprise, Inc. (Lotus Labels) : 655 Tamarack Ave	1,360,000	355,498	116,571	86,100	30,471	136,000	918,402	-	19,429	116,571	86,100	30,471	8.57%
Quill Holdings, LLC : Show Imaging : 1125 Joshua Way	346,080	83,520	34,000	25,795	8,205	69,216	236,765	-	35,216	34,000	25,795	8,205	9.82%
Royal Truck Stop Center Inc. : 2300 E Steel Rd	530,038	56,500	467,828	417,959	49,869	473,538	55,579	-	5,710	467,828	417,959	49,869	88.26%
Williams Family Dairy, LLC : 6801 Ave 120	3,615,000	724,161	271,273	216,931	54,342	180,750	2,673,908	90,523	-	271,273	216,931	54,342	7.50%
	$ 24,247,904	$ 5,203,008	$ 8,411,546	$ 7,023,141	$ 1,553,445	$ 10,669,782	$ 12,021,755	$ 339,514	$ 2,597,750	$ 8,234,358	$ 6,882,362	$ 1,351,996	

REVEL ENERGY, LLC
SUPPLEMENTAL INFORMATION
CONTRACTS COMPLETED
FOR THE YEAR ENDED DECEMBER 31, 2020

	From Inception to December 31, 2020 Contract Totals			Before January 1, 2020			During the fiscal year ended December 31, 2020		
Contract Name	Total Contract	Cost of Contract	Gross Profit	Revenue Earned	Cost of Revenue	Gross Profit	Revenue Earned	Cost of Revenue	Gross Profit
2741 Walnut Avenue LP : 2741 Walnut Ave.	$ 787,381	$ 633,566	$ 153,815	$ 773,733	$ 616,885	$ 156,848	$ 13,647	$ 16,681	$ (3,034)
American Jerky Co. (R) : 2400 E Francis St	964,986	692,608	272,378	559,655	419,633	140,022	405,331	272,975	132,356
CCC America Inc. DBA BNB Global : 13415 Marquardt Ave	152,896	127,444	25,452	104,112	85,082	19,031	48,784	42,362	6,422
K&M Visser Dairy : 9279 Avenue 96	1,175,000	774,215	400,785	90,136	77,836	12,300	1,084,864	696,379	388,485
Prolacta Bioscience, Inc. : 757 Baldwin Park	2,754,418	2,634,475	119,943	1,196,845	1,013,219	183,626	1,557,573	1,621,256	(63,683)
Solesbee Auto Crafts (R) : 4051 2nd Street	404,850	286,665	118,185	247,776	166,929	80,848	157,074	119,736	37,338
Townsteel, Inc. : 17901 Railroad	392,136	252,462	139,674	391,374	296,738	94,636	762	(44,276)	45,038
Tice Gardner & Fujimoto, LLP (R) : 8845 Research Dr.	175,131	135,017	40,114	175,131	129,887	45,244	-	5,130	(5,130)
Townsteel, Inc. : 17915 Railroad	186,012	170,292	15,720	186,012	154,339	31,673	-	15,952	(15,952)
	$ 6,992,810	$ 5,706,743	$ 1,286,067	$ 3,724,775	$ 2,960,548	$ 764,227	$ 3,268,035	$ 2,746,195	$ 521,840

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Revel Energy

Turn-Key Commercial Solar Projects


REVEL
Creating Capital
Through
Sustainability

Website · Irvine, CA · CLEAN TECHNOLOGY

Revel Energy is a commercial solar and energy storage developer of custom renewable energy systems. Specializing in commercial rooftop solar systems, Revel also offers energy storage solutions, carport solar systems, LED lighting installation, and other energy-related services. Revel's services are supporting a lucrative and flourishing market with completely turn-key operations.

$0.00 raised

0 Investors	$40M Valuation
$4.04 Price per Share	$496.92 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- Fast growing with 228% revenue growth 2018-2021.
- Highly experienced team with firm traction in the commercial renewable energy market.
- Significant room to grow with current market only in "early adopter" phase. Locally around 25% adoption, nationally at around 3%.*

*Information provided by the Solar Energy Industries Association & the US Energy Information Administration (source, source)

Revel maximizes your energy savings and minimizes your carbon footprint

Revel Energy exists in the intersection of sustainability, responsibility, and efficiency. It used to be that being sustainable was merely an exercise in noble intentions. Nowadays, with technology advancing everyday, implementing sustainable energy solutions is as financially responsible as it is morally upright. With Revel Energy, your business can benefit from massive operations savings through our clean, reliable energy systems.


Revel Energy exists in the
intersection of sustainability,
responsibility, and efficiency.

Our team of engineers, developers, and project managers will overhaul your company's electrical systems with state-of-the-art, hyper-efficient solutions to maximize your energy savings and minimize your carbon footprint. An early adopter to this budding industry, Revel maintains an advantageous market position as municipalities and companies throughout the country switch to renewable energy systems.

OUR TRACTION

Over $12M in 2021 revenue and still in the "early adopter" phase

Our expertise and dynamic solutions have already yielded fantastic results. Even in the midst of a global pandemic we continued to grow, with **over $12M in annual revenue in both 2020 and 2021**.

Revel has developed a stout portfolio of commercial and industrial projects throughout the state of California. In the last six months, we have compiled well **over $38 million in late stage non-binding LOI's and backlogs**. Revel is also proud to be listed as one of the top energy installers from the California Solar & Storage Association.



Revel has compilled more than
$38 million
in late stage non-binding LOI's and backlogs
Our expertise and dynamic solutions have already yielded fantastic results.
Over $11M in annual revenue in both 2020 and 2021
Solar Investment Tax Credit is set at 26%
Meaning businesses can claim more than a quarter of the equipment, permitting, and installation costs of our solar solutions
WEST COAST

Currently, the Solar Investment Tax Credit is set at 26%, meaning businesses can claim more than a quarter of the equipment, permitting, and installation costs of our solar solutions. There are a bevy of other tax incentives, government programs, and changing energy code mandates that make going solar more appealing than ever. These trends, in addition to our cutting-edge energy solutions, have fueled Revel's exponential growth.

THE PROBLEM

Companies need a viable alternative to the soaring electricity rates and their state's Renewable Portfolio Standards

Throughout the country, commercial electricity rates are rising astronomically. Revel's home state of California has some of the highest rates nationwide. In all commercial, agricultural, and industrial sectors, costs are rising, and combined with crippling inflation, many companies are struggling to cover their operations costs.



Commercial electricity rates are rising astronomically
If companies don't find an alternative, they will be at the mercy of these soaring electricity costs.

(source)

Energy costs shouldn't stifle the growth of businesses, however, if companies don't find an alternative to our current grid, they will be at the mercy of these soaring electricity costs.

Recent renewable energy policies have placed **Renewable Portfolio Standards (RPS)** into effect for parts of the country. More than half of states have established renewable energy targets, with thirty states, Washington, D.C., and two territories even having active renewable or clean energy requirements. Notably, **states like California and Colorado have targeted 100% clean electricity in the coming decades**, and as many states follow suit, it's easy to identify an immediate need nationwide. (source)

THE SOLUTION

Sustainable tech is the future for lowering energy expenses

There's an avalanche of information to sort through when considering sustainable energy solutions. Revel breaks down every step of the process, designing an optimal system for your business and identifying tax incentives, financing options, and any other matrix that apply.



Revel will help lower both your company's electrical bills and carbon footprint.
Accuracy
Lead Time
Safety

Our process starts with a 35,000 datapoint energy audit, which provides us with the pertinent information to customize an energy solution based on the customer's needs and energy usage. Once surveyed, Revel will provide a suite of solutions that are custom-made for your company. From solar panels, cool roofs, and energy storage solutions to cogeneration and LED lighting, Revel will help lower **both** your company's electrical bills and carbon footprint.



Revel makes going green cost-effective
Our turnkey approach to business allows our customers to worry about the bare necessities, while we handle the design, permits, and installation of our energy services.

This turnkey approach to business allows our customers to focus on their business, while we handle the design, permits, and installation of our energy system. Revel also offers financing options that leverage tax incentives and smart financing with little to no upfront costs.

THE MARKET

Energy code mandates are making solar energy more necessary than ever, and we are only in the early adopter phase

In the future that Revel envisions, power plants are far less prevalent. Every time we fly into a major city and gaze over the empty rooftops, all we see is ***potential***.

Revel separates itself from the pack with our thorough processes and painstaking attention to detail. Between concerns about inflation and energy costs rising, this is a chance for investors to take the matter back into their own hands.



Revel has been an expert in commercial solar energy systems since 2011

Revel customers typically save between

50-80%

on electricity bills, while reducing their carbon emissions by a similar amount

In 2018, **the global solar energy market** was valued at $52.5B, and in less than a decade's time, is **projected to grow to $223.3B by 2026** (source). This is in part due to legislative organizations like the California Energy Commission, which has mandated solar for all new and retrofitted commercial buildings starting in 2023. With a little more than 1% of national commercial electricity demand served by on-site solar, there remains significant opportunity for growth in this segment (source).

Revel has been an expert in commercial solar energy systems since 2017. Our factory-direct technology is well-priced, easily customizable, and proven to be effective, with customers typically saving between 50-80% on electricity bills.

WHY INVEST

Invest today and get on board with a company building a greener tomorrow

We believe the timing couldn't be better. Our dynamic energy solutions capitalize on today's exceedingly-high electrical costs and favorable incentives that revolve around renewable energy.

Our services have proven to yield phenomenal energy savings. By reducing their carbon footprint, we align businesses with the new eco-friendly paradigm that's transforming our world.

Invest in a greener tomorrow by becoming a shareholder in Revel today.


We are positioned to take off as adoption grows
Our dynamic energy solutions capitalize on today's exceedingly-high electrical costs and favorable incentives that revolve around renewable energy.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

2017

Revel Energy is Formed

Revel Energy is formed and begins developing commercial scale solar and energy storage projects.

Q4 2018



First MW Solar Project Completed

As Revel Energy, completed first 1 MW solar project with energy storage system. This system was equivalent to planting 580 acres of new forest.

Q4 2019



$5M in Revenue

Revel Energy broke the $5 million revenue threshold.

Q4 2020



$10M in Revenue

While during a pandemic, Revel Energy was able to break the $10 million dollar threshold.

Q1 2021



Revel becomes profitable

Revel Energy achieved profitability!

Q4 2021



A Successful Year of Eco-Friendly Projects

Revel Energy installed enough system in this year equivalent to planting 2,700 acres of new forest, avoiding 300 million lbs. of greenhouse gases per year.

Spring 2022



Major Milestone

Spring 2022 is the beginning of major milestones for construction team. Poised to be our strongest quarter yet.

In the Press

SOLAR BUILDER

RENEWABLE ENERGY MAGAZINE

SHOW MORE

Meet Our Team



Alan H. Lee

CEO, Director, and Chairman of the Board

Innovator and entrepreneur in the renewables sector, Alan H. Lee specializes in project development and financing industrial energy projects on a global scale, expanding the metrics of sustainability in the industry. Since 2006, Alan has specialized in applying renewable principles to the areas of corporate governance, strategic planning, and business development, in an ongoing effort to turn infrastructures everywhere from grey to green.



Martin Brix

VP. Solutions

A thought leader in the solar industry, Martin has over a decade of hands-on experience in renewable energy. He uses his in-depth knowledge of energy infrastructure to combine technologies in ways that pose unique capital creation opportunities for clients, accomplishing the trifecta of sustainable energy solutions: increasing capital, improving the environment, and creating a better community.



Paul Bakhoum

VP of Operations

A seasoned Operations professional, Paul has headed the operation side of Revel since Co-founding the company. Prior experience was obtained on the solar manufacturing side. Since 2012 before moving to Revel Energy, Paul managed the operations for a solar panel manufacturer with 3 prior years of experience on the sales side. Paul has found success in streamlining operations SOP's and implemented several softwares to help manage accounting and sales pipelines.



Mehmet Cercioglu

VP. Business Development

A proven expert in the solar industry, Mehmet has had the distinction of working on some of California's largest commercial and agricultural solar projects. Core skills he's honed from his past 10 years of experience include solar PV project development, project finance, net energy metering aggregation, system design, interconnection, utility policies and market strategies, strategic planning, and overall cost reduction initiatives. He holds a master's degree in electrical engineering from Kocaeli University, and a business degree from UCLA.



Kenneth Fournier

Sr. Marketing Manager

Marketer and mass communicator for the building industry since 2014. Ken Fournier has been a proponent of sustainable building products, practices and services. Working passionately to spread the word of commercial solar benefits to California businesses and property owners, he has helped Revel Energy carve a niche in the commercial and industrial building space.



Tyler Crossno

Creative Content Manager

Creative Producer for Revel Energy, Tyler found his passions for design and environmentalism early in his career. Before graduating with a BS in Visual Effects & Motion Graphics from The Art Institute of Orange County, he interned and then earned a full-time position with the Orange County Water District. After a few years of public service, Tyler found his way to Revel Energy where he could stretch his wings as a creative designer while working towards his personal goal of helping the planet become more sustainable.

Brian West

Dir. Project Management

Over 30 years of experience successfully managing commercial-scale projects including warehouse, tenant improvement, wireless telecom networks, CNG stations, and Solar PV systems.

Brian is a graduate from Cal State Long Beach School of Engineering in Construction Management.

Brian is a certified Project Management Professional (PMP), Scrum Master (CSM), and Six Sigma Green Belt.



William Hsien

Project Manager

Served as Construction and Project Manager with a focus in renewable energies for 2 decades. William is a graduate of University of California Berkeley with a BA in Architecture. His architectural and design-build construction background gives him the ability to efficiently design and manage commercial solar projects of various scopes. His experience allows him to provide a turn-key solution for customers. William has successfully completed some of California's largest commercial and agricultural solar projects.



Kristina Shellito

Dir., Project Development

Innovative business strategist developing customer coalitions, forging new business partnerships, and leading projects, programs, and initiatives for start-up and global organizations for more than 9 years. Collaborative in influencing cross-functional efforts, stimulating income generating activities, and piloting revenue and profit growth.



Efe Tekin

Sr. Business Development Manager

Proactive Sr. Business Development Manager with highly dedicated experience in industrial and commercial business development operations. Verifiable track record of multi-million dollar projects. Proven to improve business performance and customer relationship management system to bring potential business in a successful conclusion. Engineering background provides analytical, critical and forward-thinking, creative, and enthusiast leadership in a team environment.



Rex Wilson

Sr. Project Development Manager

Sales Engineering Project Development Consultant for Commercial & Industrial & Agricultural solar, storage, and microgrid developments. Services include exploring opportunities to determine client goals and project feasibility. Collecting site and energy data, Energy Tool Base modeling, Helioscope design, project pricing, project funding, and negotiating contractual terms.



Shon Engle

Project Developer

San Diego State University graduate with a long history in commercial solar and energy storage dating back before Revel Energy's formation. A proven leader with several Megawatts developed throughout Southern California.



Tammi Stuehler

Business Developer

Experienced renewable energies project developer most recently in commercial/agricultural solar and energy storage. Based out of Central California, Tammi's strategic location gives her personal touch for the growing Central California commercial and agricultural markets.



Will Askew

Project Developer

Graduated from the Long Beach State University College of Business. As a Project Developer, Will uses passion for renewable energies and business acumen to assist California businesses with going green.



Lisa Lu

Operations Manager

An operations management professional with Revel since its formation. Lisa runs operations for the company from in-house office management to accounting and project management.



Mark Atkinson

Controller

Accounting profesional with Revel Energy.

Offering Summary

Company	Revel Energy, Inc.
Corporate Address	2323 Main St., Irvine, CA 92614
Offering Minimum	$9,999.00
Offering Maximum	$4,999,996.92
Minimum Investment Amount (per investor)	$496.92

Terms

Offering Type	Equity
Security Name	Series B Non-Voting Common
Minimum Number of Shares Offered	2,475
Maximum Number of Shares Offered	1,237,623
Price per Share	$4.04
Pre-Money Valuation	$39,957,216.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus:

For any previous backers or investors in Revel Energy, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 14 days and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based:

$5,000+

Invest $5,000+ and receive 5% bonus shares.

$15,000+

Invest $15,000+ and receive 10% bonus shares.

$25,000+

Invest $50,000+ and receive 15% bonus shares.

The 10% StartEngine Owners' Bonus

Revel Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2.25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Revel Energy to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

ALAN (CEO)

What if you could offset 94% of your company's electricity usage while enjoying an enormous tax credit? Saving your company millions of dollars while significantly reducing its carbon footprint. Revel Energy has made that a reality for an Orange County-based manufacturer, allowing them to save an estimated $400,000 every year.

Revel Energy develops custom, renewable energy systems for mid-sized businesses.

With a robust contracted backlog, $30 million in applications for our services, and 228% growth in revenue in the last 4 years, Revel Energy has become a trusted renewable energy partner for commercial, industrial, and agricultural businesses.

Our experienced team combines state-of-the-art technologies, from solar panels and energy storage to LED lighting and EV chargers, to create customized, energy-efficient solutions. Through custom-sized systems and technologies, each of our designs takes into account every square foot of a business's space, from rooftops to parking lots, to maximize the energy produced and the return on investment. Plus our creative financing options, like third-party purchasing, means that investing in renewable energy is affordable in the short term and lucrative in the long run.

MARTIN (VP Solutions)

The California Energy Commission recently mandated solar energy for all new and retrofitted commercial buildings. With less than 20% of mid-size businesses having transitioned to renewable energy, the commercial renewable energy market is expected to grow in the near future.

MARTIN (VP Solutions) (If we don't get the testimonial)

We believe Revel Energy is ready for this market boom. We've already worked on a wide array of projects ranging from agricultural growers and manufacturers to corporate business parks and dairy farms.

ALAN (CEO)

We believe the combination of our proven track record and the new legislative mandates around commercial construction has positioned Revel Energy to be a star in California's transition to renewable energy. Our goal is to own the majority of Southern and Central California's market share and expand to other growth markets throughout the southwest.

Join us today. Let's create opportunity through sustainability.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:54 AM 05/06/2022
FILED 08:54 AM 05/06/2022
SR 20221817101 - File Number 6573591

CERTIFICATE OF INCORPORATION OF REVEL ENERGY, INC.

I, the undersigned, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and do hereby certify as follows:

Article I

The name of the corporation is **Revel Energy, Inc.** (the "Corporation")

Article II

The address of the Corporation's registered office in the State of Delaware is 2140 S. Dupont Highway, Camden, DE 19934 (County of Kent). The name of its registered agent at such address is Paracorp Incorporated.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is twenty million (20,000,000), eighteen million (18,000,000) shares of which shall be Common Stock, par value $0.00001 per share, and two million (2,000,000) shares of which shall be Preferred Stock, par value $0.00001 per share.

(a) The Common Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized to determine the number of series into which the shares of Common Stock may be divided, and (except to the extent such matters are fixed by the Certificate of Incorporation) to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Common Stock and to fix the number of shares constituting any series of Common Stock prior to the issue of shares of that series and the designation of any such series of Common Stock. The Board of Directors, within the limits stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding), the number of shares of any such series subsequent to the issue of shares of that series.

(i) Series A Common Stock (voting). Ten million (10,000,000) shares of the authorized Common Stock shall be designated as the "Series A Common Stock." Each holder of

Series A Common Stock shall be entitled to the right to one vote per share of Series A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Series A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(ii) Series B Common Stock (non-voting). Eight million (8,000,000) shares of the authorized Common Stock shall be designated as the "Series B Common Stock." Except as otherwise required by law, shares of Series B Common Stock shall be non-voting; *provided* that so long as any shares of Series B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of the Series B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Series B Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Series A Common Stock) the preferences, rights or powers of the Series B Common Stock.

(b) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized to determine the number of series into which the shares of Preferred Stock may be divided, and (except to the extent such matters are fixed by the Certificate of Incorporation) to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares constituting any series of Preferred Stock prior to the issue of shares of that series and the designation of any such series of Preferred Stock. The Board of Directors, within the limits stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding), the number of shares of any such series subsequent to the issue of shares of that series.

(i) Series A Preferred Stock – So long as at least one million (1,000,000) shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Series A Preferred Stock remain issued and outstanding, the Series A Preferred Stock shall be entitled to the following rights and privileges:

(1) Appointment of Director. Designate and appoint a person to fill one of the director positions of the Corporation;

(2) Distribution Preference. Upon the merger, sale, reorganization, dissolution or similar transaction involving the Corporation, the holders of Series A Preferred Stock shall receive in preference to the other shareholders of the Corporation a distribution of an amount equal to the purchase price paid in connection with the initial purchase and sale of the preferred equity interests (pro rata, based on the percentage of the initially issued equity interests still

held by the holders of the Series A Preferred Stock), plus any declared but unpaid dividends. If, upon the occurrence of any such event, the assets and funds thus distributed among the holders of Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive, as provided herein. Upon the completion of the preferential distribution required herein above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(c) Bring-Along Rights. In the event that any shareholder(s) of the Corporation holding at least seventy percent (70%) of the outstanding shares of the Corporation ("Approving Shareholders") elect to transfer, whether through sale, merger, or otherwise, all or substantially all of the outstanding shares or assets of the Corporation to a bona fide transferee in an arms-length transaction ("Transaction"), then the Approving Shareholders shall have the right to compel each other then-existing shareholder of the Corporation to transfer 100% of his/her/its shares for the same price per share and on the same terms as those being received by the Approving Shareholders, and each shareholder agrees to vote all of its shares in favor of, and to approve, the proposed Transaction, and to refrain from exercising any applicable appraisal rights; provided, however, that in the event that the proposed Transaction is a sale of less than all of the Corporation's shares or assets, each shareholder will participate pro rata pursuant to their relative share holdings with each of the other shareholders of the Corporation. Each shareholder shall make or agree to the same representations, warranties and indemnities as those being made by the Approving Shareholders, provided that they are made severally, and not jointly. Each shareholder shall execute all documents reasonably requested to evidence the shareholder's vote for, approval of, and participation in, any such Transaction. In the event that a shareholder does not voluntarily vote in favor of the Transaction and cooperate as required herein within five (5) business days of any written request from the Corporation, by virtue of the shareholder's ownership of any shares of the

Corporation the uncooperative shareholder grants to the Corporation, to act by and through its Board of Directors, an irrevocable proxy, coupled with an interest, with full power of substitution, to (i) vote the uncooperative shareholder's shares as directed by the Approving Shareholders in connection with a proposed Transaction, and (ii) sign and complete any necessary documentation required of the uncooperative shareholder in order to realize the Transaction.

(d) Tag-Along Rights. In the event that any shareholder(s) of the Corporation holding at least fifty percent (50%) of the outstanding shares of the Corporation ("Selling Shareholders") elect to transfer, whether through sale, merger, or otherwise, not less than fifty percent (50%) of the outstanding shares of the Corporation to a bona fide transferee in an arms-length transaction ("Tag-Along Transaction"), then the Selling Shareholders shall be required to procure an offer from the buyer/acquirer to purchase all of the issued and outstanding shares of the Corporation for the same price per share and on the same terms as received by the Selling Shareholders.

Article V

The incorporator of the Corporation is Douglas F. Higham, Jr., Esq. whose mailing address is c/o Robinson & Robinson, LLP, One Park Plaza, Suite 600, Irvine, CA 92614.

Article VI

Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Article VII

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation.

Article VIII

The Corporation reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

Article IX

A director of the Corporation shall, to the full extent permitted by the Delaware General Corporation Law as it now exists or as it may hereafter be supplemented and/or amended, not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article X

The personal liability of all of the directors of the Corporation is hereby eliminated to the fullest extent allowed as provided by the Delaware General Corporation Law as the same may be supplemented and/or amended. Neither any amendment nor repeal of this Article X, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article XI

The Corporation is authorized to indemnify the directors, officers and agents of the Corporation to the fullest extent permissible under the Delaware General Corporation Law as the same may be supplemented and/or amended. Neither any amendment nor repeal of this Article XI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article XI, shall eliminate or reduce the effect of this Article XI in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision.

Article XII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed on May 5, 2022.

[signature]
Douglas F. Higham, Jr., Incorporator